Exhibit 2

          [Letterhead of Attorney General of Missouri]



                         April 20, 1998




Via Facsimile and Overnight Delivery

John Riffle, Esq.,
  Lewis, Rice & Fingersh, L.C.,
    500 N. Broadway, Suite 2000,
      St. Louis, Missouri 63102.

Re:  Blue Cross and Blue Shield of Missouri

     Dear Mr. Riffle:

          You have asked the State formally to propose terms that would resolve the many outstanding legal and regulatory disputes involving Blue Cross and Blue Shield (BCBS). Attached is our proposal. It is our understanding that this proposal will be presented to the Boards of Directors of BCBS and RightCHOICE Managed Care, Inc. on Tuesday, April 21, 1998.

          Please understand that, given the breadth and complexity of the issues involved, the purpose of the attached proposal is not to serve as an offer of a binding contract. Rather, the attachment articulates a framework within which the Department and the Attorney General are willing to commit to resolving all pending disputes. Because the framework itself resolves most of the pending legal and regulatory claims, we believe that an agreement faithful to those terms can be worked out and we are willing to commit whatever resources are necessary to doing so.

          Thank you for you consideration and we await your response.

                           Sincerely,



/s/ Jeremiah W. (Jay) Nixon                   /s/ Jay B. Angoff

Jeremiah W. (Jay) Nixon                       Jay B. Angoff, Director
Attorney  General                             Missouri Department of Insurance


                BLUE CROSS BLUE SHIELD LITIGATION
                    PROPOSED RESOLUTION TERMS
                         APRIL 20, 1998

A. Blue Cross and Blue Shield ("BCBS") and RightCHOICE ("RC") will engage in a transaction or series of transactions the result of which will be:

  1. a single Missouri for-profit general business corporation
     ("NewBCBS") which would own all of the assets and assume all of the liabilities of BCBS and RC, excluding certain liabilities specifically reserved and the shares of RC that are presently owned by BCBS, and

  2. a new, Missouri non-profit, public benefit foundation
     ("NewFo") which would own all of the stock in RC presently owned by BCBS.

  3. NewBCBS would become the direct licensee for the Blue Cross and Blue Shield names and marks.

  4. it will be important for NewFo to have sufficient cash on hand on or about the date of the close of the transaction to cover organization and start-up expenses, including any taxes owed by the resulting foundation as a result of the transactions and any cash necessary to resolve any of the claims described below.

  5. As a general principle, the more cash the foundation has, the less the foundation will need to be concerned with the immediate effects of the resale restrictions, divestiture plan and voting trust referred to below.

  6. Similarly, the parties acknowledge that following the close of the transactions, NewBCBS must have sufficient cash or access to cash to conduct its regular business operations and meet regulatory reserve requirements.

B. NewFo would have the following characteristics:

  1. it would be a Ch.355, public benefit corporation

  2. it would NOT be a Ch.354 H.S.C. (or an insurance company of any kind)

  3. it would have a new name with no relation to its history as a "Blue"

  4. a reference to having been "funded through the conversion of Blue Cross and Blue Shield of Missouri" may be required in NewFo's publications and other marketing materials

  5. it would have new, narrowly formulated health care related charitable purposes that demonstrate a clear break from BCBS's historic insurance underwriting purposes. These purposes would permit NewFo to make health care available to qualified persons residing in the former BCBS service area, and may include subsidizing the costs of medically appropriate, experimental procedures as well as subsidizing the costs of treatment of catastrophic illnesses. The organizational documents would provide that the purposes could not be amended for a period of 10 years from the date of the reformation described herein without a proper cy pres showing before a Missouri state court of competent jurisdiction.

  6. it is neither expected nor intended that NewFo will undertake, in furtherance of its new purposes, to purchase
     (or subsidize the purchase of) health benefit plans, insurance coverage, or other products or services sold by NewBCBS or its related entities or any other health insurance company

    a. The parties agree, however, that should NewFo determine that such is an appropriate use of its assets in furtherance of its purposes, NewFo's bylaws will provide that such products or services not only may be purchased from NewBCBS, but that NewFo's Board should grant preferential status to NewBCBS as a provider as long as NewFo owns 5% or more of the outstanding stock of NewBCBS

    b. It is agreed that for this period the preference shall take the form, with respect to any particular product or service for which NewFo seeks bids from potential providers, of giving NewBCBS the "last opportunity" to provide such products or services on the most favorable bona fide terms offered to NewFo by any other potential provider.

  7. it has a newly constituted Board of Directors:

    a. number of Directors to be negotiated, depending upon the number of present BCBS directors seeking a spot on NewFo's
       Board, but 9 members as a starting point

    b. a majority of NewFo's Board immediately upon reformation will not have previously served on the Board of BCBS or RC

    c. method of selecting new Directors, those not carrying over from present BCBS Board, to be settled during negotiation

    d. no Director or Officer of NewFo is permitted to be an Officer/Director of NewBCBS

    e. no NewFo Director is permitted to own stock in NewBCBS without subjecting that stock to a voting trust similar to the one that will apply to the NewFo's NewBCBS stock

    f. all members of NewFo Board must meet qualifications to be determined by the parties that are consistent with NewFo's new purposes

     *

 12. it commits all of its NewBCBS stock to a voting trust, and holds the stock subject to a divestiture plan

    a. the purpose of the voting trust is to ensure that NewFo has no voice over, or responsibility for, the operation and management of NewBCBS

    b. the purpose of the divestiture plan is to liquidate NewFo's holdings of NewBCBS stock as rapidly as is prudent, consistent with securities laws and regulations, and the rules and requirements of the Blue Cross and Blue Shield Association, consistent with a commitment to protect the value of the shares and the rights of the other shareholders, consistent with NewBCBS's objective to emerge from these transactions as a viable health insurer with the ability to access the capital markets in the future, consistent with the liquidity needs of NewFo, and consistent with the anti-takeover protections deemed prudent by the NewBCBS Board

    c. the parties acknowledge that, during the pendency of the divestiture plan, nearly all of NewFo's corpus will be vulnerable to changes in fortunes at NewBCBS and that NewFo will have no control over management of NewBCBS, but the parties further acknowledge that the NewBCBS Board will owe NewFo the same fiduciary duties that it owes all other NewBCBS shareholders and NewFo will have all of the other rights and protections afforded shareholders of for-profit corporations under Missouri law and, specifically, that no term of the voting trust or divestiture plan shall infringe upon the NewFo's right, nor relieve it nor its Directors of their duty in a proper case, to protect the value of the foundation by all such means available at law or equity.

    d. the divestiture plan would provide that NewBCBS would have the right of first refusal to purchase shares of NewBCBS stock before they are sold by NewFo as long as NewBCBS and its insurance subsidiaries continue to meet all regulatory solvency and surplus requirements after the purchase.

    e. NewBCBS would have the continuing option to purchase NewBCBS stock from NewFo at the market price, as long as NewBCBS and its insurances affiliates continue to meet all regulatory solvency and surplus requirements after the purchase

    f. BCBS is invited to make the initial proposal as to the exact terms of the voting trust and divestiture plan

----------------
* Approximately one page of material has been omitted pursuant to a request for confidential treatment. This material has been filed separtely.

    g. provided that this agreement may be terminated prior to the close of transactions described herein if any party to this agreement declares that the terms of the divestiture agreement affect the value of stock owned by NewFo to the extent that it will prevent NewFo from adequately carrying out the purposes set out in paragraph B.5 of this agreement

 13. that, should the AG or DOI seek reimbursement for any expenses, including legal, accounting and other outside consulting and advisory services incurred by them in connection with the transactions described herein on their behalf or on behalf of NewFo, NewFo will be solely responsible for such payments.

 14. the transactions described herein would be accomplished to minimize income tax liability resulting therefrom. The parties agree that alternative transaction structures will be considered in order to accomplish this goal within the general framework of this term sheet.

C. It is understood by all parties that it is the intention of the directors of BCBS, in connection with these transactions, to fulfill all fiduciary duties imposed upon them by law. Various interested parties, in pending litigation, have made conflicting claims about to whom those duties are owed and by whom they may be enforced. These Proposed Resolution Terms will be effected only if there is a judicial determination, binding on all interested parties, that it is lawful for BCBS to organize as a Chapter 355 public benefit corporation and enter into the other transactions contemplated herein, and that such a reorganization can be effected without any breach of duty by the directors of BCBS. To secure such a determination, the parties would agree to take the following steps:
*

D. It is understood that all parties intend for this resolution to address all outstanding issues between the State and BCBS/RC. To that end,

  1. all issues in the "main litigation," including the related action for declaratory judgment regarding BCBS' status as public (or mutual) benefit corporation, would be resolved by the reorganization described above

  2. in addition to the "main litigation," all "market conduct" issues, including "co-pay," would be resolved finally and completely and that payment of damages, fines or other amounts, if any, will be the responsibility of NewFo, not NewBCBS.

  3. in addition to the "main litigation" and "market conduct" issues, all "premium tax" issues would be resolved as a part of this reorganization.

  4. all other liabilities, including litigation and other contingent liabilities, which arise or have arisen prior to the transactions described herein, unless specifically

----------------
* Approximately one page of material has been omitted pursuant to a request for confidential treatment. This material has been filed separately.

     identified and addressed in the transaction documents, will belong to NewBCBS, not NewFo.

  5. the final transaction documents will contain releases from the AG and DOI on behalf of themselves, their agencies and offices, and the state as a whole, releasing BCBS, RC, NewBCBS (and their affiliates), and all past and present directors, offers, agents, employees and independent contractors of BCBS, RC and NewBCBS (and their affiliates), from (i) all claims and liability arising out of or relating to the 1994 reorganization, (ii) all claims and liability arising out of or relating to the transactions described herein, and (iii) all claims and liability arising out of or relating to all other outstanding issues and disputes pending between the State and BCBS/RC described above and those described on the list to be prepared by the AG and DOI described in (b.) below, but excluding those described in (a.) below:

    a. no such release, however, will, or will purport to, relieve any individual or entity from complaints lodged by consumers with the DOI, or any criminal liability of any kind, nor any liability from or on account of any conduct which is finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct

    b. because it is the parties' intention that the transactions described herein will resolve to the fullest extent possible the entire panoply of issues that has arisen between the parties, the AG and DOI will represent that, except as described on a list to be prepared by the AG and DOI, there are no claims, disputes, investigations, audits or complaints pending against BCBS, RC or any of their affiliates, nor to the knowledge of the AG and DOI is there nay basis for such claims, disputes, investigations, audits or complaints.